Roche Investors/Analysts Conference New York

Strategy & Finance
Q&A Session

From the floor

It seems that a lot has been made about what a $150b market cap company can bring to the table for a potentially $5.7b.  If I may ask, what does the $5.7b market company bring to Roche instead?  I understand the synergies and the value that can be generated; if I may ask, in terms of from an R&D perspective, from more of the core aspects?

Severin Schwan - CEO

Obviously Illumina brings a lot to the table, otherwise we wouldn't offer $5.7b.  First of all they bring a very solid business to the table.  They have developed a leading position.  They have a business of $1b already today; it is cash generating, it has solid margins and Illumina brings a lot of capabilities.  Their track record speaks for itself.  They have been able to develop this technology, to [focus] this technology and to gain a leading market position.  So they bring a lot.  And likewise I think we are at a stage where we can also add value; where we can leverage our global presence and where we can leverage our capabilities in the regulated setting.

From the floor

More from an R&D perspective, how does it help you in terms of your R&D processes?  Hw does it help you from an attacking personalized medicine as an end market, specifically from a drug development perspective; not just from a companion diagnostics etc, which is the immediate, natural advantage and offering, but from a back-end perspective.

New York – 3 February 2012

Investors/Analysts Conference – Strategy & Finance	Roche

Severin Schwan

If you look at it from a goal perspective, eventually then we will see the need for measuring more complex bio-markers.  And when we have a need to match those more complex bio-markers in the clinical setting, then we will see more of the synergies we have already today between pharma and diagnostics with other technologies, like with PCR, immunology, tissue based testing.  But my prediction is that this will still take time.  It doesn't happen overnight that you switch on a research technology into the regulated world.  That is a transition.  But certainly, with the know-how we have within our Group, we hope that we can accelerate this transition.

From the floor

A question about the technology that Illumina has versus something like the nanopore which is already talked about as the next-next gen.  What -- is the nanopore that much further out away that you wouldn't want to go out after that versus Illumina?

Severin Schwan

I wouldn't comment now in detail on the various technologies.  Let me summarize it in the following way.  First of all it's a very competitive landscape.  There's a number of players there; several players with different technologies at different stages.  And, of course, it has been part of our analysis to evaluate the potentials, the opportunities and the risks with the respective technologies.  And our conclusion was that Illumina and their technology is the best fit for us.

From the floor

Thanks.  If you look five, ten years down the road, do you think whole gene sequencing could replace a lot of these molecular diagnostic testing and things like that?  Like essentially, by owning this and bringing it to the mass market you could essentially displace, not only a lot of your existing products, but also this could become a game-changer for the industry in general.

Severin Schwan

I think it will be complementary because even if you drive down the cost of gene sequencing further -- and this will certainly happen -- it's hard to imagine that gene sequencing, or the whole genome could compete with a very specified PCR test in terms of throughput, in terms of cost of testing.  And you have to see, for many applications, you don't need the complex information you receive from gene sequencing.

If you look at -- you refer to molecular diagnostic testing, to PCR, if you look at this market today, the vast majority is the routine biology testing.  So you have blood

New York – 3 February 2012

Investors/Analysts Conference – Strategy & Finance	Roche

screening centres where you have huge throughput of samples and all you measure is whether you have -- I mean all.  It's complicated enough, but compared to gene sequencing it's a fraction of the information you would get with a gene sequence.  What you measure is whether there is a Hep C virus in the blood, or you measure whether there's a HIV virus or Hep B virus in the blood, or different other viruses which are extremely well-defined, and where you have much more efficiency and much lower cost, much higher turnaround times, also for the future, from all we can see at this point.  So it will be complementary.  But the more complex, of course, the biomarkers get -- and in certain areas, in particular in oncology we see this emerging -- the gene sequencing will be really the technology of the choice.

From the floor

Hi.  So currently Illumina dominates the sequencing market.  Is there a risk that over the next 6, 12, 18 months the market shares are more evenly split at pricing that's significantly lower such that in the nearer terms the business actually declines.  And is that a downside scenario that you're still comfortable with, given the long-term favourable outlook for the business?

Severin Schwan

No, in any business you are in you have opportunity and risks.  I'm not claiming that the sequencing segment is the segment where the market will not evolve, where market shares are not evolving, where you do not have opportunity and risks and everything is crystal clear for the next 10, 20 years.  But, you know, if you look at a transaction like that, you take assumptions, you make assumptions.  You take those opportunities and those risks into consideration and then, on balance, by doing that, you come to a certain conclusion.  That's exactly what we did.  We took the competitive landscape into consideration and we came to the conclusion that Illumina is the best choice.  But, of course, it also builds on the thrust that we will continue the momentum in evolving this technology and in investing this technology.  This is certainly not a segment where you can lean back and say now we have the technology and that's it and that will be the technology for the next decade.  It's certainly not the case in this fast-changing environment.  So I hope this gives you a bit of flavour how we look at it.

From the floor

If we were to put aside the fact that you're already in this lifescience technology business, from a pure pharmaceutical standpoint, is there any competitive advantage of having this sort of technology where you might be able to do more with it than if you were to just buy the sequencing from somebody else?

New York – 3 February 2012

Investors/Analysts Conference – Strategy & Finance	Roche

Severin Schwan

Not in the short term because, if you want to do research with various technologies, you just get the technology in, you do the research.  We do that.  Any other pharmaceutical company would do that; many other academic institutions would do that.  Not everybody who uses a diagnostic technology has to own the technology or has to develop the technology.  Really the business rationale starts with diagnostics; it starts with the synergies we can generate as a diagnostics company.  And then, eventually -- but this is long-term -- eventually I do believe that when we develop complex biomarkers, if we have the technology in-house, we have also then certain synergies across the two divisions.  But the main thrust is our diagnostics business.  That is the starting point.  If we would be a pure pharmaceutical company, we wouldn't have the leverage, we wouldn't have the synergy and, as a consequence, we wouldn't have been able to make such an attractive offer for the Illumina shareholders.

From the floor

Hi, Severin.  On the same thought, if you think personalized medicine is the Holy Grail, albeit long term, can you even get there without a leading gene sequencing business in house?  And, if so, what's best about now?  Is there an inflection point in the technology that gives you the comfort that you can go for it today?

Severin Schwan

Yes.  Perhaps first to your second question and then let me comment on your first one.  We do believe that we have now reached a time when the synergies we can bring in and the capabilities we can bring in from Roche really add value.  The technology has now advanced to a stage in terms of maturity of the technology, in terms of reliability of the technology, in terms of the cost it takes to do sequencing, where we can add the value because this is now the moment when gene sequencing will penetrate more into smaller, mid-sized labs.  This is where we have a footprint.  This is the moment when it will go beyond the few central centres which we have in the main centres in the world, like here in New York.  It will become more relevant from a geographic point of view, where we, of course, have our global presence and our network.  And we believe it's now becoming more relevant -- still at an early phase, but it's now becoming more relevant in terms of moving this into the clinical setting.  This is starting now.  You have the first teaching university hospitals who use, already, gene sequencing in the clinical setting.  But very often those are, you know, the top of the top institutions who do research at the same time.  But it's a signal that this is now shifting into the clinical world, even though this will still take time.

Severin Schwan - CEO

So we feel it's now the moment where the capabilities and the specific know-how, we as an organisation have, really adds value.  You know five years ago it would have

New York – 3 February 2012

Investors/Analysts Conference – Strategy & Finance	Roche

been less relevant.  And in another ten years we might have missed the opportunity to add value.   So we feel it's the right moment now.

On your first question in terms of driving personalised healthcare, listen I believe that all pharmaceutical companies who are dealing with more complex diseases such as oncology have no other choice but going into more targeted treatments.  If you're a pharmaceutical company and you don't follow the signs and you don't follow the complexity of the signs and you don't respond to this complexity with the right tailored solutions, you lose competitive edge.

But that does not necessarily mean that you have to own the technologies in-house because otherwise we would be the only pharmaceutical company in the world who would be able to progress with the science.  And I wouldn't claim that.  We have market share on a worldwide level in the low single digits I think.  So there is 90% plus market share out there of companies who do not have this specific constellation we have and still they will be successful in developing targeted solutions.

Having said that we believe the way we can do it is a competitive advantage because we have it in-house and we have this easier collaboration especially in the early part of the value chain.  Other pharmaceutical companies, they have two choices.  Either they work together with somebody like Roche Diagnostic -- which actually they do and we have lots of collaborations with other pharmaceutical companies -- or they build up their own very specific units to cover exactly those needs.  But we will see different models evolving and -- I guess that's what I can say in this respect.

From the floor

That's the benefits of the broader Diagnostics business.  But specifically with regards to gene sequencing, can you achieve that level of targeting and personalisation without digging into the genome, so ignoring the current diagnosis really?

Severin Schwan

Every pharmaceutical company is doing this.  You are not talking about the future world here.  Every pharmaceutical company in the world has some kind of research which is based on sequencing, every single one.  We have moved on to an age where diseases are looked at on a molecular basis.  So every single company is doing this already today.  It comes back to the question we had earlier, where is the value for position we can bring as Roche into this equation.  And that primarily comes from the diagnostics side, there's no doubt.

From the floor

Just a couple of questions.  On the $1 billion market turning into a $2 billion market, I'm just curious what's baked into that assumption?  Is there any of the clinical

New York – 3 February 2012

Investors/Analysts Conference – Strategy & Finance	Roche

opportunity baked into that growth from $1 billion into $2 billion or is that just further penetrating the research opportunity?

Severin Schwan

It is related to a big degree to the research opportunity.  So the vast majority, you know in our slide we have given the next five years in terms of where we see the market develop to and that is -- the vast, vast majority of that is research.

From the floor

Okay.  And then this is just for your own shareholders to help them understand for themselves what the opportunity is obviously.  Have you attempted to quantify or if it's even possible, just understand what the market opportunity is on the clinical side and whether that order of magnitude is in the single digit billions, whether it's multi -- how do we think about sizing that opportunity?

Severin Schwan

I wouldn't specifically comment on that.  We don't lay our business plan open with all the detailed assumption we have taken.  But again from a commercial, financial point of view, we see the biggest opportunity on the research side and moving it into the clinical setting in a broader sense, that will still take some more time.

From the floor

Just one last one hypothetically.  So if -- and I know this is impossible to answer -- but if it was a case where you were told for some reason, let's say there was a regulatory reason, whatever the case may be that there is 0% chance that sequencing could make itself into the clinical world, would this still be a deal that you would want to do?  In other words, is the research opportunity in and of itself attractive enough for you to do the deal?

Severin Schwan

This is a completely theoretical scenario because no regulator in the world will make a statement today how this new world which is still to emerge will be regulated.

From the floor

Yes, but it's a risk.  It could happen.

New York – 3 February 2012

Investors/Analysts Conference – Strategy & Finance	Roche

Severin Schwan

We have to make the best assumptions at this point in time and this has been part of our developing our business case.  I would not speculate about scenarios which could happen or which could not happen.  We work with the assumptions we have taken and that's all I can add.

From the floor

All I'm asking is just how attractive is this research opportunity for you in and of itself?  Is it attractive enough?

Severin Schwan

It's very attractive.  And we believe we can add a lot of value in this very opportunity as such with our global presence and with our customer network.

So there's a rotation.  Those of you prefer to stay here can of course stay here, but there is the break in the other group.  So if you want to join one of the Diagnostics or Pharma sessions then you would have to go there after the next question.  Who had the question?  Yes please.

From the floor

Did you ever do a friendly transaction?

Severin Schwan

We did a number of them already last year.  We did Anadys; we did Verum; we did PVT and we did MTM.  So this is certainly our preferred way to go forward.  But unfortunately we could not enter into a constructive dialogue with the Board of Illumina and this is why we approached shareholders directly.

From the floor

So what I'm wondering is if you can't see the directors and [inaudible], at what point do you just walk away from this transaction?

Severin Schwan

Again we believe it's an extremely attractive proposition for Illumina so I wouldn't speculate about that.

New York – 3 February 2012

Investors/Analysts Conference – Strategy & Finance	Roche

From the floor

So you're not planning on walking away.

Severin Schwan

Again attractive, full and fair value and we work on that basis.

Thank you.  With this we'll make a short break and then we're back.

[Break]

Severin Schwan

Okay, so let's close up our session.  I'd be grateful for a couple of questions which are not related to Illumina, but of course will answer every question you have.  Is there a non-Illumina question to start with?  Yes please.

From the floor

So it's a little bit attached to the question I asked before that you started on answering.

But in terms of, when you indicated that when we looked at antibodies and then later on we looked at PCR and later on we looked at these new potentially upcoming target areas, being the long-term company that you are, you decided to take that early leap and you've been doing that consistently for years.  My question is more that antibodies was on the Popular Science cover page in the 1970s.  You saw it yes, but it looks like pretty much everybody else saw it too.  What gave you the -- and what continually gives you the impetus and the drive to go after specific potential technologies and potential areas as opposed to others?

Severin Schwan

I think here you come to a very fundamental question which is also very close to my heart and that is almost the culture of the Company.  Because the one thing we are very proud and where we put a lot of focus on and where we want to be known for is our focus on science, our excellence in science.  You know if I had one thing, which I'd like to be known for as a company it would be our cutting edge science, because I think in the long term in the businesses we are in, science will drive innovation; innovation will drive growth.  So if you lose your cutting edge on the science side, I think sooner or later you lose your soul.  You lose what this business is around.

So whilst productivity of course is also very important because you need the financial strength to invest into science, and you have to be very diligent in terms of how you spend your money and that you spend it into the right areas, the core of what makes us unique is this enormous focus on science.  I think this is important

New York – 3 February 2012

Investors/Analysts Conference – Strategy & Finance	Roche

And if you have a culture which is around science then you attract again good scientists.  Then you are a very good partner for other institutions, for academic institutions, also a good partner for other pharma companies, biotech companies etc. who want to collaborate with you.   I think that it is this culture which I'm very concerned about to keep it and to foster it and to make it alive.  And if we get that right I think a lot of other things will follow including a license deal here or an acquisition there.

Thank you for the question.  Do we have another question before we close the session?

If not, then I thank you very much for your interest.  I thank you very much for your attention and wish you a pleasant afternoon.  Thank you very much.

[End]

New York – 3 February 2012